UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Le Gaga Holdings Limited

(Name of Issuer)

Ordinary Shares, Par Value $0.01

(Title of Class of Securities)

521168 104

(CUSIP Number)

Na Lai Chiu

c/o Le Gaga Holdings Limited

Unit 1105, The Metropolis Tower

10 Metropolis Drive

Hung Hom, Kowloon

Hong Kong

(852) 3162 8585

With copies to:

Akiko Mikumo

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

(852) 3476 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521168 104

1.	Name of reporting person: Na Lai Chiu
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person IN

CUSIP No. 521168 104

1.	Name of reporting person: Valuetrue Investments Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person CO

CUSIP No. 521168 104

1.	Name of reporting person: Shing Yung Ma
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person IN

CUSIP No. 521168 104

1.	Name of reporting person: Grow Grand Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person CO

CUSIP No. 521168 104

1.	Name of reporting person: Win Seasons Holdings Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person CO

CUSIP No. 521168 104

1.	Name of reporting person: Xiaogang Wang
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person IN

CUSIP No. 521168 104

1.	Name of reporting person: Honeycomb Assets Management Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person CO

CUSIP No. 521168 104

1.	Name of reporting person: Ming Xia Fu
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person IN

CUSIP No. 521168 104

1.	Name of reporting person: Limewater Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person CO

CUSIP No. 521168 104

1.	Name of reporting person: Wei Min Xia
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person IN

CUSIP No. 521168 104

1.	Name of reporting person: Natural Eternity Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person CO

CUSIP No. 521168 104

1.	Name of reporting person: Kin Ip Law
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person IN

CUSIP No. 521168 104

1.	Name of reporting person: Ming Ho Lui
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds PF, OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person IN

Item 1.	Security and Issuer

This Amendment to Schedule 13D (this “Amendment”) is filed with the Securities and Exchange Commission (the “SEC”) jointly by Ms. Na Lai Chiu, a citizen of Hong Kong (“Ms. Chiu”), Valuetrue Investments Limited, a British Virgin Islands company (“Valuetrue Investments”), Mr. Shing Yung Ma, a citizen of Hong Kong (“Mr. Ma”), Grow Grand Limited, a British Virgin Islands company (“Grow Grand”), Mr. Xiaogang Wang, a citizen of Hong Kong (“Mr. Wang”), Win Seasons Holdings Limited, a Hong Kong Company (“Win Seasons”), Mr. Ming Xia Fu, a citizen of Hong Kong (“Mr. Fu”), Honeycomb Assets Management Limited, a British Virgin Islands company (“Honeycomb Assets”), Mr. Wei Min Xia, a citizen of the People’s Republic of China (“Mr. Xia”), Limewater Limited, a British Virgin Islands company (“Limewater”), Mr. Kin Ip Law, a citizen of Hong Kong (“Mr. Law”), Natural Eternity Limited, a British Virgin Islands company (“Natural Eternity”), and Mr. Ming Ho Lui, a citizen of Hong Kong (“Mr. Lui” and, together with Ms. Chiu, Valuetrue Investments, Mr. Ma, Grow Grand, Mr. Wang, Win Seasons, Mr. Fu, Honeycomb Assets, Mr. Xia, Limewater, Mr. Law and Natural Eternity, the “Reporting Persons”) with respect to Le Gaga Holdings Limited, a Cayman Islands company (the “Company”), and relating to ordinary shares, par value $0.01 per share, of the Company (“Ordinary Shares”).

With respect to Ms. Chiu and Valuetrue Investments, this Amendment represents Amendment No. 3 to the statement on Schedule 13D filed with the SEC jointly by Ms. Chiu and Valuetrue Investments on May 28, 2013 (the “Original Ms. Chiu Schedule 13D”), as amended and supplemented by Amendment No. 1 filed jointly by Ms. Chiu and Valuetrue Investments on March 14, 2014 and Amendment No. 2 filed jointly by the Reporting Persons on July 30, 3014 (the Original Ms. Chiu Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and this Amendment, the “Ms. Chiu Schedule 13D”).

With respect to Mr. Ma and Grow Grand, this Amendment represents Amendment No. 3 to the statement on Schedule 13D filed with the SEC jointly by Mr. Ma and Grow Grand on May 28, 2013 (the “Original Mr. Ma Schedule 13D”), as amended and supplemented by Amendment No. 1 filed jointly by Mr. Ma and Grow Grand on March 14, 2014 and Amendment No. 2 filed jointly by the Reporting Persons on July 30, 3014 (the Original Mr. Ma Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and this Amendment, the “Mr. Ma Schedule 13D”).

With respect to Mr. Wang, Win Seasons, Mr. Fu, Honeycomb Assets, Mr. Xia, Limewater, Mr. Law, Natural Eternity and Mr. Lui, this Amendment represents Amendment No. 1 to the statement on Schedule 13D filed with the SEC joint by the Reporting Persons on July 30, 2014 (the “Original Rollover Shareholders Schedule 13D” and, as amended by this Amendment, the “Rollover Shareholders Schedule 13D” and, together with the Ms. Chiu Schedule 13D and the Mr. Ma Schedule 13D, the “Schedule 13D”).

Capitalized terms used but not defined in this Amendment have the same respective meanings provided to them in the Ms. Chiu Schedule 13D, the Mr. Ma Schedule 13D or the Rollover Shareholders Schedule 13D, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 22, 2014 at 10:00 a.m. (Hong Kong time), an extraordinary general meeting (“EGM”) of the Company was held at the Company’s offices in Hong Kong. At the EGM, the Company’s shareholders voted to approve the agreement and plan of merger, dated as of July 30, 2014 (the “Merger Agreement”), among the Company, Harvest Parent Limited (“Parent”) and Harvest Merger Limited (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”).

On December 2, 2014, the Company filed the plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies on December 2, 2014, pursuant to which the Merger became effective on December 2, 2014. As a result of the Merger, the Company ceased to be a publicly traded company and became wholly beneficially owned by the shareholders of Harvest Holdings Limited, the sole shareholder of Parent.

At the effective time of the Merger, each Ordinary Share and ADS issued and outstanding immediately prior to the effective time of the Merger, other than the Ordinary Shares (including those represented by ADSs) beneficially owned by the Rollover Shareholders (collectively, the “Excluded Shares”), was cancelled in exchange for the right to receive $0.0812 in cash without interest per Ordinary Share and $4.06 in cash without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of November 3, 2010, by and among the Company, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs issued thereunder) per ADS, in each case, net of any applicable withholding taxes. There were no dissenting shares in the Merger as the Company did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising any dissenter rights. The Rollover Shares were cancelled for no cash consideration.

In addition, at the effective time of the Merger, each outstanding vested and unexercised option to purchase Ordinary Shares or ADSs granted under the Company’s 2009 Share Incentive Plan and the Company’s 2010 Share Incentive Plan (the “Company Incentive Plans”) was cancelled and converted into the right to receive, at or promptly after the effective time of the Merger, a cash amount equal to the number of Ordinary Shares or ADSs underlying such option immediately prior to the effective time of the Merger multiplied by the amount by which $0.0812 (in the case of an option to purchase Ordinary Shares) or $4.06 (in the case of an option to purchase ADSs) exceeded the exercise price per Share or ADS of such vested option. At the effective time of the Merger, each outstanding unvested option to purchase Ordinary Shares or ADSs granted under the Company Incentive Plans was cancelled for no consideration.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the ADSs ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) beginning on December 2, 2014 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) As of the date of this statement, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) Other than the transaction described in Item 4 of this Amendment, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d)-(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 2, 2014

NA LAI CHIU

/s/ Na Lai Chiu

VALUETRUE INVESTMENTS LIMITED

By:	/s/ Na Lai Chiu
Name:	Na Lai Chiu
Title:	Director

SHING YUNG MA

/s/ Shing Yung Ma

GROW GRAND LIMITED

By:	/s/ Shing Yung Ma
Name:	Shing Yung Ma
Title:	Director

XIAOGANG WANG

/s/ Xiaogang Wang

WIN SEASONS HOLDINGS LIMITED

By:	/s/ Xiaogang Wang
Name:	Xiaogang Wang
Title:	Director

MING XIA FU

/s/ Ming Xia Fu

HONEYCOMB ASSETS MANAGEMENT LIMITED

By:	/s/ Ming Xia Fu
Name:	Ming Xia Fu
Title:	Director

WEI MIN XIA

/s/ Wei Min Xia

LIMEWATER LIMITED

By:	/s/ Wei Min Xia
Name:	Wei Min Xia
Title:	Director

KIN IP LAW

/s/ Kin Ip Law

NATURAL ETERNITY LIMITED

By:	/s/ Kin Ip Law
Name:	Kin Ip Law
Title:	Director

MING HO LUI

/s/ Ming Ho Lui